FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

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☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Hammett Timothy N.	2. Issuer Name and Tickler or Trading Symbol Synalloy Corporation SYNC					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	10% Owner
						X	Officer (give title below)	Other (specify below)
Controller
(Last) (First) (Middle) PO Box 5627	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year December 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Year)			X	Form filed by One Reporting Person
(Street) Spartanburg, SC 29304							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)		6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock						382		I	By 401(k) Trust

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses: (1) The options vest in five equal installments of 20% beginning one year from date of grant.

	Cheryl C. Carter	January 6, 2003

	**Signature of Reporting Person /s/ Cheryl C. Carter, Power of Attorney for Timothy N. Hammett	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.